RICHARD W. JONES email: jones@corplaw.net	JONES & HALEY, P.C. ATTORNEYS AT LAW 750 HAMMOND DRIVE BUILDING 12, SUITE 100 ATLANTA, GEORGIA 30328 www.corplaw.net	Telephone 770-804-0500 Facsimile 770-804-8004

April 2, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Officer of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Attn: Kate Beukenkamp and Erin Jaskot

Re:	flooidCX Corp. (the "Company") Preliminary Information Statement on Schedule 14C Filed February 23, 2024 File No. 000-55965] [J&H File No. 3957-0000]

Ladies & Gentlemen:

The Company filed a Preliminary Information Statement on Schedule 14C on February 23, 2024, reflecting its plans to change its name. Your office provided comments to our filing by your letter dated March 14, 2024, (the "Comment Letter"). At this time, on behalf of flooidCX Corp., we are submitting this letter in response to your Comment Letter. We are providing responses keyed to your numbered comments. The revised information statement will be filed under the EDGAR system, and this letter will be filed as correspondence.

Accordingly, our comments to your responses are as follows:

Preliminary Information Statement on Schedule 14C

General

1. As you note in your Comment Letter the Company filed an 8-K on March 23, 2023 disclosing that the Company planned to merge with Quantum Energy, Inc. and they planned to file a Form S4 Registration Statement, which would register the shares to be issued in that merger. Subsequently, in 2024, the parties made a mutual informal decision not to pursue the merger transaction. No filings were made at that time to reflect this informal decision. In order to make the disclosure regarding the termination of the merger on a formal basis equivalent to the proposed merger, on March 21, 2024, the parties entered into a termination agreement reflecting their mutual decision to terminate the proposed merger, and on March 22, 2024 they filed an 8-K announcing such termination under the heading of "Item 2 Termination of Material Agreement".

United States Securities and Exchange Commission

April 2, 2024

Since no merger will be effected, no vote by the shareholders is necessary on the merger transaction and we believe that no additional disclosure under Schedule 14A is required for the following reasons:

No disclosure under Schedule A Item 11 is required, because no securities are being authorized for issuance or transfer in a merger transaction.

No disclosure under Schedule A Item 13 is required, because no action is being taken with respect to Items 11, as noted above, and no action is being taken with respect to Item and 12, because there is no modification or exchange of securities.

No disclosure under Schedule A Item 14 is required, because all the Registrant is proposing to do is to change its name, and no merger, consolidation or acquisition of securities is occurring. This is a simple name change.

2. The information statement has been revised to include the disclosure required by Schedule 14C, including the beneficial ownership table required by Item 403 of Regulation S—K.

We trust that the above is responsive to the issues raised in the Staff’s Comment Letter. We are simultaneously filing an amended and revised Preliminary Information Statement and we are filing as correspondence a copy of this response to your Comment Letter, as well as a redline copy of the information statement marked to show the changes from the previous filing.

If you have any questions regarding this matter or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely, JONES & HALEY, P.C., For the Firm

By:	/s/ Richard W. Jones
Richard W. Jones

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